May 14, 2009

Tom Jones, Esq.
Mary Beth Breslin, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	BioMimetic Therapeutics, Inc.--Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-158591)

Ladies and Gentlemen:

This letter responds to the comments raised by the Staff in its comment letter to BioMimetic Therapeutics, Inc. (the “Company”) dated May 12, 2009, in connection with the Company’s Registration Statement on Form S-3 (File No. 333-158591) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 15, 2009 (the “Registration Statement”).  Below we have noted the Staff’s comments in bold face type and the responses in regular type.

1.
Please tell us whether your shareholder who is a standby purchaser may purchase any of the shares in this registered offering.  If so, please tell us how the transaction with the shareholder would be consistent with Section 5 of the Securities Act, since it appears that you began the offer to the shareholder before you filed this registration statement.  If the shareholder is excluded from the registered offering, please show us how you have reflected that fact in the registration fee table, and revise throughout your prospectus as appropriate.

Novo A/S (“Novo”), the standby purchaser, is an institutional accredited investor and an existing shareholder of the Company.  As an existing shareholder of the Company, Novo, like all other shareholders, has the right to subscribe for its pro rata amount of the shares underlying the rights in the rights offering.  The securities purchased by Novo will be purchased in an exempt transaction (a private placement).  To the extent that Novo participates in the rights offering as a standby purchaser, and in so doing, purchases shares in excess of its pro rata amount, those shares would be sold to Novo pursuant to the standby purchase agreement (and not as an entitlement as a shareholder) in a private placement.  As Novo is an affiliate of the Company, the shares that Novo will receive will be restricted or control stock.  We have also indicated that following the completion of the offering (once the subscription amounts are known), we will file a post-effective amendment to de-register the number of shares subscribed to by Novo.  As indicated in the registration statement, the Company has committed to file, and to use its best efforts to have declared effective by September 30, 2009, a resale registration statement covering the resale from time to time by Novo of all of the shares purchased in connection with the rights offering.

Division of Corporation Finance
Securities and Exchange Commission
Page Two

The Company will file a post-effective amendment to the registration statement to de-register the shares purchased by Novo, which shares will be covered in a resale registration statement.

2.
Tell us whether your April 7, 2009 private offering involved any entitlement to participate in a rights offering or the under-subscription to a rights offering.  If so, it appears that you started the rights offering to the private placement participant in April.  Tell us how it would be consistent with Section 5 of the Securities Act to complete that private rights offering via a registered offering.

The private placement made by the Company to InterWest Partners X, LP (“InterWest Partners”) is not related to, or in any way conditioned upon, the rights offering.  InterWest was (and remains) an existing shareholder of the Company.  The Company negotiated the terms of the private placement with InterWest.  Like any other shareholder, InterWest will have an opportunity to participate in the rights offering and it may choose to exercise the rights issued to it in connection therewith, or it may choose not to do so.

3.
Please tell us how you concluded that it is appropriate under governing state law, Nasdaq rules and federal securities laws to offer shares that you are not authorized to issue in the offering for which, as described, you have not yet received the necessary shareholder approval.

The Company is authorized to issue the shares underlying the rights that are offered in the rights offering.  Neither Nasdaq nor governing law approval is required in order for the Company to offer or to issue the shares underlying the rights being offered to its shareholders.  Shareholder approval is not required for the rights offering itself.  Shareholder approval is required only for Novo to participate beyond its pro rata amount.

4.	We note your holders will be entitled to purchase a portion of the shares subject to reductions by you in “certain circumstances.” Please expand your disclosure to briefly discuss these circumstances.

The Company has revised the disclosure to note that reductions will only be made to eliminate subscriptions for fractional shares or, if the Company so elects, to prevent any shareholder from becoming a holder of 15% or more of the Company’s outstanding voting stock.  Under Section 203 of the General Corporation Law of the State of Delaware, if on any date a person, together with his affiliate and associates, owns, or within the three years prior to such date has owned, 15% of our voting stock, such a person will be an interested shareholder as of such date.  The Company is prohibited from entering into certain business combinations with interested shareholders, unless the business combination is approved in a prescribed manner.  Accordingly, the Company may elect to reduce certain subscriptions from shareholders to prevent them from unintentionally becoming interested shareholders.

Division of Corporation Finance
Securities and Exchange Commission
Page Three

5.
We note your statement that you may extend the rights offering period.  Please revise the prospectus cover and throughout the prospectus, as appropriate, to disclose the latest date to which you may extend the rights offering period, and to indicate whether subscribers will be able to revoke their exercise in the event you extend the rights offering.  Also add a risk factor to discuss the risk of submitting an irrevocable subscription to an offering with an uncertain termination.

The Company may extend the rights offering through June 30, 2009 if the Company believes that shareholders may not have had sufficient time to review the related proxy statement and may need additional time to consider their participation.  The Company has revised its disclosure to clarify this matter.

6.	Please fill in the blanks in the second paragraph of the cover page and throughout the filing to quantify the number of common shares each subscription right will entitle a holder to purchase.

The Company has completed the blanks throughout the Registration Statement.

7.	Please expand this section to disclose how you determined that each subscription right will entitle a holder to purchase .107 shares of your common stock.

In response to the Staff’s comment, the Company has disclosed how it determined that each subscription right will entitle the holder thereof to purchase 0.1017 shares of common stock.

8.	Please expand this section to disclose whether holders are required to exercise their rights if they voted to approve the issuance of shares at the annual meeting.

The Company’s shareholders may vote in favor of permitting Novo to participate as a standby purchaser and, as a result, purchase additional shares in that capacity.  Nonetheless, the Company’s shareholders may elect NOT to exercise their own subscription rights in the offering.  In addition, a shareholder may elect to exercise its subscription rights but vote against Novo’s participation in the rights offering as a standby purchaser.  The two decisions are not related.  The Company has amended the disclosure to provide that stockholders may exercise their subscription rights whether or not they voted in favor of Novo’s participation as a standby purchaser in the rights offering.

9.	Please also disclose the anticipated proceeds from the offering on a net basis.

Division of Corporation Finance
Securities and Exchange Commission
Page Four

In response to the Staff’s comment, the Company has disclosed the anticipated proceeds on a net basis in Amendment No. 2 to the Registration Statement.

10.
We note your disclosure that you expect that the shares issued in connection with the rights offering will be eligible for trading on the NASDAQ Global Market.  With a view toward disclosure, please tell us whether affiliates may participate in the rights offering.  Tell us whether you believe affiliates’ rights and underling securities would be subject to the resale restrictions of Rule 144.

Affiliates who are shareholders of the Company as of April 21, 2009 may participate in the rights offering.  Such affiliates will be subject to all applicable Rule 144 restrictions in respect of the shares of common stock underlying the rights issued in the offering.  The rights are not transferable by any holder.

11.
Clarify whether you and Novo each have an independent right to terminate the standby purchase agreement if the rights offering has not closed by June 30, 2009.  Explain whether you will cancel the rights offering in the event that either you or Novo terminates the standby purchase agreement, and add risk factor disclosure as appropriate.

The Company and Novo each have the right to terminate the standby purchase agreement if the rights offering has not been completed by June 30, 2009.  The Company has revised the disclosure to indicate that the Company may not extend the offering past June 30, 2009.  The Company may elect to proceed with the rights offering even if Novo has terminated the standby purchase agreement.

12.	Quantify the dilutive effect of purchases by the standby purchaser assuming (i) rights holders do not exercise any rights and (ii) rights holders exercise all rights.

The Registration Statement includes a table showing the dilution that may be caused by the rights offering assuming that the rights are exercised for 2,000,000 shares of common stock; however, since Novo purchases at the same price as all other shareholders, there is no “dilutive effect” as a direct result of Novo’s participation in the rights offering as a standby purchaser.  In response to the Staff’s comment, the Company has provided additional disclosure regarding the effect of Novo’s participation on the Company’s capitalization.  For additional information, the Company refers the Staff to the Company’s response to comment no. 15.

13.
Please provide the disclosure regarding the approximate amount intended to be used for each stated purpose, as required by Item 504 of Regulation S-K and indicate the order of priority of the purposes listed.

Division of Corporation Finance
Securities and Exchange Commission
Page Five

In response to the Staff’s comment, the Company has revised the use of proceeds section of the Registration Statement.

14.	Please complete the table.

The Company has completed the table in Amendment No. 2 to the Registration Statement.

15.
Please provide a table to show how the transaction would affect your previously disclosed information provided in response to Regulation S-K Item 403.  Show the range of results given a reasonable range of potential outcomes of your transaction.

In response to the Staff’s comment, the Company has provided a table that shows how the Company’s capitalization will be affected if none of the Company’s shareholders elect to participate in the rights offering but Novo purchases its entire $15.0 million standby purchase commitment.

16.
Please expand the first full sentence on page 41 to disclose, if true, that you will use your best efforts for the registration statement to be declared effective by September 30, 2009.  We note the post-closing covenants listed in section 6(b)(ii) of Exhibit 10.12.

In response to the Staff’s comment, the Company has revised the sentence to indicate that the Company will use its best efforts to have a resale registration statement relating to the resale from time to time of the shares underlying the rights subscribed to by Novo (since Novo is an affiliate and would need to resell its shares pursuant to a registration statement).

17.	Here and in the summary, please disclose the material factors that you may consider in deciding to extend the rights offering and the period for holders to exercise their subscription rights.

The Company may elect to extend the rights offering to June 30, 2009 if the Company receives indications of interest from shareholders prior to the annual meeting date but interested shareholders expressed a need for additional time to consider an investment in the shares underlying the rights.  Given the novelty of a rights offering, the Company believes that shareholders may have questions and that it may be in the best interests of the Company and its shareholders to permit them additional time to consider the investment.

18.	We note your disclosure that you reserve the right to amend or modify the terms of the rights offering. Clarify whether the terms may be modified or amended after the expiration date of the offering.

Division of Corporation Finance
Securities and Exchange Commission
Page Six

The terms cannot be modified or amended after the expiration date.  The Company has revised its disclosure in response to this comment.

19.	With a view toward disclosure, please tell us the percentage of your stock that is held by shareholders with addresses outside of the United States.

The Company is aware of two shareholders with addresses outside of the United States, including Novo.  The two shareholders, in the aggregate, beneficially own 24.6% of the Company’s Common Stock.

20.
It is inappropriate to disclaim responsibility for your disclosure.  Please remove the statement in the second paragraph on page 46 that the disclosure is “for general information only,” which we view as an inappropriate disclaimer.

The Company has revised its disclosure in response to this comment.

21.
Please unequivocally state what the tax consequences will be, not what they “should” be or “generally” are.  If you are unable to provide an unequivocal statement, please disclose the reason for the uncertainty, the possible outcomes and the risks to investors.  Please apply this comment to your disclosures regarding tax issues throughout the prospectus.

The Company has revised its disclosure in response to this comment.

22.	Please file as an exhibit the opinion required by Item 610(b)(8) of Regulation S-K, or explain why an opinion is not required.

The Company has filed an opinion of its counsel regarding tax matters.

23.
We refer you to the second and third paragraphs of this section.  Please clarify how investors are to determine whether the fair market value of their subscription rights is less than or more than the 15% threshold mentioned here.

The fair market value of the subscription right is not a tax determination; it is a market assessment.  Investors may make a determination with advice from their financial or tax advisors.

24.	Please file complete agreements, or tell us why they do not need to be filed. For example, we note several schedules to exhibit 10.2 are missing.

In response to the Staff’s comment, the Company has refiled Exhibit 10.2 with the missing schedules.

Division of Corporation Finance
Securities and Exchange Commission
Page Seven

25.	Please file as an exhibit an opinion in which counsel has opined on the corporate laws of the jurisdiction of incorporation of the registrant.

The Company notes that the opinion addresses the General Corporation Law of the State of Delaware, the Company’s state of incorporation.

26.	Given the date restriction in the sixth and seventh paragraphs, please file an opinion dated on the date that the registration statement becomes effective.

The Company will file a signed opinion dated the date the Registration Statement becomes effective as an exhibit to a Current Report on Form 8-K.

27.
Please tell us the purpose of this document and how it will be delivered to investors.  Note that the document should not be used to extend the one-page prospectus cover limit in Item 501(b) of Regulation S-K.

The purpose of the instruction sheet that was filed as Exhibit 99.1 to the Registration Statement is to serve as a resource for the orderly completion of the subscription materials for the rights offering.  The sheet is only to be distributed to the record holders of the Company’s common stock.

*           *           *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at 615-236-4402 or the Company’s counsel, Anna Pinedo, at 212-468-8179.

Sincerely,

/s/ Larry Bullock

cc:	Samuel E. Lynch, D.M.D., D.M.Sc. Anna T. Pinedo, Esq. Joseph Magnas, Esq. Julie Grundman, Esq.